David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

June 7, 2021

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Vanessa Robertson

Jenn Do

Thomas Kluck

Laura Crotty

Re:	Lyell Immunopharma, Inc.
Registration Statement on Form S-1
Filed May 25, 2021
File No. 333-256470

Ladies and Gentlemen:

On behalf Lyell Immunopharma, Inc. (“Lyell” or the “Company”), the following information is in response to a letter, dated June 4, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on May 25, 2021. The Company intends to file its Amendment No. 1 to the Registration Statement (“Amended Registration Statement”) on June 9, 2021 in connection with the planned launch of its roadshow.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement. In addition to submitting this letter via EDGAR, we are sending this letter via email.

Registration Statement on Form S-1 filed May 25, 2021

Business

Stanford License Agreement and Success Payment Agreement, page 145

1.

We note your disclosure on page 146 that you are required to pay Stanford a low-double- digit portion of the payments received from sublicensees. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rate that does not exceed ten percentage points.

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

Page Two

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to revise the disclosure on page 146 in the Amended Registration Statement as follows (additions underlined):

“We are also required to pay Stanford (a) royalties in low-to-mid-teens percentage of the payments that we receive from sublicensees of the rights solely licensed to us by Stanford, or (b) if sublicensed with other intellectual property, on a tiered basis in the low six figures up to $300,000.”

Please contact me at (415) 693-2177 or Charlie Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

Cooley LLP

cc:	Elizabeth Homans, Lyell Immunopharma, Inc.
Charles Newton, Lyell Immunopharma, Inc.
Heather Turner, Lyell Immunopharma, Inc.
Charlie Kim, Cooley LLP
Chad Mills, Cooley LLP
Brian Cuneo, Latham & Watkins LLP
Shayne Kennedy, Latham & Watkins LLP

Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com